GeoMet, Inc.

909 Fannin, Suite 3208

Houston, Texas 77010

(713) 659-3855

July 28, 2006

VIA EDGAR

Mr. H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Mail Stop 7010

100 F Street, NE

Washington, D.C. 20549-7010

RE:	GeoMet, Inc.

Registration Statement on Form 8-A

File No. 001-32960

Dear Mr. Schwall:

On July 27, 2006, GeoMet, Inc. (the “Company”) filed a Registration Statement on Form 8-A, File No. 001-32960, which registered the Company’s common stock pursuant to Rule 12(b) of the Securities Exchange Act of 1934, as amended (the “Act”). We were previously informed that the Nasdaq Stock Market was converting to be a national securities exchange and, therefore, the common stock should be registered pursuant to Rule 12(b). After filing the Form 8-A, we were informed by Nasdaq that it would not become a national securities exchange until Tuesday, August 1, 2006, and that the Company need to file another Form 8-A to register its common stock pursuant to Rule 12(g) of the Act, which we filed earlier today. Therefore, we respectfully request that the Form
8-A, File No. 001-32960, be withdrawn. As discussed, the new Form 8-A became effective upon filing with the Securities Exchange Commission.

If you have any questions, please call Kirk Tucker of Thompson & Knight LLP, our legal counsel, at (713) 951-5805.

Sincerely,

/s/ J. Darby Seré
J. Darby Seré President and Chief Executive Officer